Exhibit H-7


                         (PROPOSED FORM OF NOTICE)

                    SECURITIES AND EXCHANGE COMMISSION
                      (Release No. 35-     , 70-6583)

     Eastern Utilities Associates ("EUA"), a registered holding company, has filed Post-Effective Amendment No. 15 to an application-declaration with this Commission pursuant to Sections 6(a), 7, and 12(c) of the Public Utility Holding Company Act of 1935 (the "Act") and Rule 42 promulgated thereunder.

     By prior orders of the Commission, EUA has been authorized to issue and sell, and purchase on the open market and sell, from time to time, through December 31, 1997, up to 6,800,000 of its authorized but unissued common shares pursuant to its Dividend Reinvestment and Common Share Purchase Plan (the "Plan"). See File Nos. 70-6364 and 70-6583 for the Commission's orders (Holding Company Act Release No. 21329, dated December 6, 1979, Release No. 22039 dated May 5, 1981, Release No. 22685, dated November 1, 1982, Release No. 23421 dated September 14, 1984, Release No. 24087 dated May 6, 1986, Release No. 24747 dated November 17, 1988, Release No. 25166 dated October 12, 1990, Release No. 25568 dated July 1, 1992 and Release No. 26193 dated December 19, 1994) with respect to the Plan. As of November 1, 1997, EUA had issued and sold 6,042,088 of its authorized common shares pursuant to the Plan.

     EUA now proposes to issue and sell (or, in the case of shares purchased on the open market, to purchase and sell) from time to time up to December 31, 2000, the 757,912 common shares remaining from the 6,800,000 shares previously authorized, plus a maximum of 1,000,000 additional common shares. For common shares purchased directly from EUA, the price per share of the shares credited to a participant's account (whether through reinvestment of dividends or cash payments) will be 100% of the average of the closing sales prices of EUA's common shares as reported by The Wall Street Journal as composite transactions during the last five trading days immediately preceding the Investment Date. For common shares purchased on the open market, the price per share of the shares credited to a participant's account (whether through reinvestment of dividends or cash payments) will be the weighted average of the price paid by the Agent for all shares purchased.

     NOTICE IS FURTHER GIVEN that any interested person may, not later than _________, 1997, request in writing that a hearing be held on such matter, stating the nature of his interest, the reasons for such request, and the issues of fact or law raised by said application/declaration which he desires to controvert; or he may request that he be notified if the Commission should order a hearing thereon. Any such request should be addressed: Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Judiciary Plaza, Washington, D.C. 20549. A copy of such request should be served personally or by mail upon the applicant/declarant at the above-stated address and proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. At any time after said date the application/declaration, as filed or as it may be amended, may be granted and permitted to become effective as provided in Rule 23 of the General Rules and Regulations promulgated under the Act, or the Commission may grant exemption from such rules as provided in Rules 20(a) and 100 thereof or take such other action as it may deem appropriate. Persons who request a hearing or advice as to whether a hearing is ordered will receive any notices and orders issued in this matter, including the date of the hearing (if ordered) and any postponements thereof.

     For the Commission, by the Division of Corporate Regulation, pursuant to delegated authority.


                                   Secretary